SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

VBI Vaccines Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

91822J 10 3

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    91822J 10 3

(1)	Name of reporting persons Perceptive Advisors LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 28,020,380
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 28,020,380

(11)	Aggregate amount beneficially owned by each reporting person 28,020,380
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 28.1%
(14)	Type of reporting person IA

CUSIP No.    91822J 10 3

(1)	Name of reporting persons Joseph Edelman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 28,020,380
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 28,020,380

(11)	Aggregate amount beneficially owned by each reporting person 28,020,380
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 28.1%
(14)	Type of reporting person IN

CUSIP No.    91822J 10 3

(1)	Name of reporting persons Perceptive Life Sciences Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 25,951,556
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 25,951,556

(11)	Aggregate amount beneficially owned by each reporting person 25,951,556
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 26.1%
(14)	Type of reporting person CO

CUSIP No.    91822J 10 3

(1)	Name of reporting persons Perceptive Credit Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,068,824
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,068,824

(11)	Aggregate amount beneficially owned by each reporting person 2,068,824
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 2.1%
(14)	Type of reporting person PN

CUSIP No.    91822J 10 3

Item 3 – Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Fund purchased the shares of Common Stock described in Item 5(c) using funds from working capital.

Item 4 – Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Except with respect to the Credit Fund, the Reporting Persons have purchased shares of Common Stock of the Issuer in private placement and open market transactions that were in the ordinary course of business. The Credit Fund received the Warrants from the Issuer in connection with a loan made by the Credit Fund to a subsidiary of the Issuer. Additionally, the Credit Fund had previously received Warrants from the Issuer in connection with a loan made by the Credit Fund to a subsidiary of the Issuer. The shares of Common Stock and the Warrants are held for investment purposes.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Furthermore, the Credit Fund is a lender to the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5 – Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)-(b) The information required by this item with respect to each Reporting Person is set forth in Rows 7 through 11 and 13 of each cover page to this Schedule 13D. The ownership percentages reported are based on 97,661,887 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed on May 1, 2019.

The Fund directly holds 25,951,556 shares of Common Stock. The Credit Fund directly holds 2,068,824 warrants each exercisable for one share of Common Stock. The Investment Manager serves as the investment manager to the Fund and the Credit Fund and may be deemed to beneficially own the securities directly held by the Fund and the Credit Fund. Mr. Edelman is the managing member of the Investment Manager and may be deemed to beneficially own the securities directly held by the Master Fund and the Credit Fund.

(c) Schedule A to this Amendment No. 4 to Schedule 13D sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person.

(d)-(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 20, 2019

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC
By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

PERCEPTIVE CREDIT HOLDINGS, LP

By:	Perceptive Advisors LLC
By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

Schedule A

Name	Date of Transaction	Amount of Securities	Price per Share
Master Fund	June 17, 2019	1,000,000	$0.618	(1)
Master Fund	June 18, 2019	1,000,000	$0.65	(2)

1.

The transaction was executed in multiple trades at prices ranging from $0.59 to $0.65. The price above reflects the weighted average price. Detailed information regarding the number of shares transacted at each separate price will be provided upon request by the Commission staff, the Issuer or a security holder of the Issuer.

2.

The transaction was executed in multiple trades at prices ranging from $0.629 to $0.6591. The price above reflects the weighted average price. Detailed information regarding the number of shares transacted at each separate price will be provided upon request by the Commission staff, the Issuer or a security holder of the Issuer.